SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)

Alaska Communications Systems Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

01167P101

(CUSIP number)

Larry Handen	Todd Henigan
MIHI LLC	GCM Grosvenor
125 West 55th Street	767 Fifth Avenue, 14th Floor
New York, NY 10019	New York, NY 10153
(212) 231-1000	(646) 362-3700

With a copy to:

Michael R. Patrone, Esq.

Goodwin Procter LLP

New York Times Building

620 8th Avenue

New York, NY 10018

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to who copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JUNEAU PARENT CO, INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (2) (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents shares of Common Stock of Alaska Communications Systems Group, Inc.
(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(3)

This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by Juneau Parent Co, Inc. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Juneau Parent Co, Inc. disclaims such membership.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JUNEAU HOLD CO, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (2) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Common Stock of Alaska Communications Systems Group, Inc.
(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(3)

This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by Juneau Hold Co, LLC as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Juneau Hold Co, LLC disclaims such membership.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MACCAP JUNEAU HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (2) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Common Stock of Alaska Communications Systems Group, Inc.
(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(3)

This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by Maccap Juneau Holdings, LLC as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Maccap Juneau Holdings, LLC disclaims such membership.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LIF JUNEAU HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (2) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Common Stock of Alaska Communications Systems Group, Inc.
(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(3)

This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by LIF Juneau Holdings, LLC as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and LIF Juneau Holdings, LLC disclaims such membership.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MIHI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (2) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Common Stock of Alaska Communications Systems Group, Inc.
(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(3)

This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by MIHI LLC as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and MIHI LLC disclaims such membership.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MACQUARIE GROUP LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization AUSTRALIA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (2) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Common Stock of Alaska Communications Systems Group, Inc.
(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(3)

This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by Macquarie Group Limited as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Macquarie Group Limited disclaims such membership.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LABOR IMPACT FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0 (2) (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents shares of Common Stock of Alaska Communications Systems Group, Inc.
(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(3)

This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by Labor Impact Fund, L.P. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Labor Impact Fund, L.P. disclaims such membership.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GCM INVESTMENTS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0 (2) (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Common Stock of Alaska Communications Systems Group, Inc.
(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(3)

This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by GCM Investments GP, LLC as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and GCM Investments GP, LLC disclaims such membership.

The following constitutes Amendment No.1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

On December 31, 2020, pursuant to the terms of the Merger Agreement, the Issuer terminated the Merger Agreement.

The Voting Agreement automatically terminated in accordance with its terms upon the termination of the Merger Agreement.

The foregoing description of the Merger Agreement, the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which was filed by the Issuer as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 10, 2020 and the full text of the Voting Agreement, which was filed by the undersigned as Exhibit 7.5 to the undersigned’s Schedule 13D filed on December 23, 2020.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 7, 2021

JUNEAU PARENT CO, INC.

By:		/s/ Larry Handen
	Name:	Larry Handen
	Title:	President

By:		/s/ Matthew Rinklin
	Name:	Matthew Rinklin
	Title:	Vice President

MACCAP JUNEAU HOLDINGS, LLC, member of JUNEAU HOLD CO, LLC

By:		/s/ Larry Handen
	Name:	Larry Handen
	Title:	President

By:		/s/ Robinson Kupchack
	Name:	Robinson Kupchack
	Title:	Vice President

LIF JUNEAU HOLDINGS, LLC, member of JUNEAU HOLD CO, LLC

By: Labor Impact Fund, L.P., its sole member
By: GCM Investments GP, LLC, its general partner

By:	/s/ Todd Henigan
Name: Todd Henigan
Title: Authorized Signatory

MACQUARIE GROUP LIMITED

By:	/s/ Charles Glorioso
Name: Charles Glorioso
Title: Authorized Signatory

By:	/s/ Paul Peduto
Name: Paul Peduto
Title: Authorized Signatory

MIHI LLC

Sole Member and Managing Member of MACCAP JUNEAU HOLDINGS, LLC

By	/s/ Todd Handen
Name: Larry Handen
Title: President

By	/s/ Tobias Bachteler
Name: Tobias Bachteler
Title: Vice President

LABOR IMPACT FUND, L.P.

Sole Member of LIF JUNEAU HOLDINGS, LLC By: GCM Investments GP, LLC, its general partner

By:	/s/ Todd Henigan
Name: Todd Henigan
Title: Authorized Signatory

GCM INVESTMENTS GP, LLC

General Partner of LABOR IMPACT FUND, L.P., sole member of LIF JUNEAU HOLDINGS, LLC

By:	/s/ Todd Henigan
Name: Todd Henigan
Title: Authorized Signatory